January 11, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Max Capital Group Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-K/A for the Fiscal Year Ended December 31, 2008 filed April 1, 2009
File No. 000-33947

Ladies and Gentlemen:

Set forth below are the outstanding responses of Max Capital Group Ltd. (the “Company” or “we”) to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 11, 2009 with respect to the Form 10-K for the fiscal year ended December 31, 2008, as amended by Form 10K/A for the fiscal year ended December 31, 2008 filed April 1, 2009, each referenced above. On December 23, 2009, the Company filed with the Commission a partial response letter with respect to questions 1, 2 and 8.

For your convenience, we have set forth below the Staff’s comments followed by the Company’s response thereto. Caption references and page numbers refer to the captions and pages contained in the Form 10-K or Form 10-K/A, unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Form 10-K or Form 10-K/A. All numbers are in thousands except where noted otherwise and except for per share data.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures

Part B – Internal Control Over Financial Reporting, page 99

1.	Please revise your Annual Report on Internal Control over Financial Reporting to include the language required by paragraph a(4) of Item 308 of Regulation S-K.

Our response was provided on December 23, 2009, via letter submitted via EDGAR.

2.	Please disclose any change or state, if true, there were no changes in your internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to paragraph of Item 308 of Regulation S-K.

Our response was provided on December 23, 2009, via letter submitted via EDGAR.

Form 10-K/A for the Fiscal Year Ended December 31, 2008 filed April 1, 2009

Item 11. Executive Compensation

Compensation Discussion and Analysis

Base Salary, page 9

3.	We note that you have listed “individual responsibilities and performance expectations” as a factor considered by the company’s compensation committee in establishing 2008 base salaries for the named executive officers. To the extent the performance expectations are predefined and communicated to the named executive officers, please provide draft disclosure to be included in your next Compensation Discussion and Analysis section disclosing such performance expectations for each NEO. Also, please confirm that you will discuss the following in your next Compensation Discussion and Analysis section:

•	the level of achievement of each of the NEO’s individual responsibilities and expectations;

•	each NEO’s level of achievement of each of the other factors listed on Page 9 as considered by the committee; and

•	how such levels of achievement ultimately affected the base salary increase awarded to each NEO.

As reflected in this section of the Compensation Discussion and Analysis, our reference to “individual responsibilities and performance expectations” as a factor in determining base salary is intended to convey the general responsibilities of and our overall expectations pertaining to each of our named executive officers. These general responsibilities and expectations are based on numerous factors including the named executive officer’s training, qualifications, relevant work experience, credentials, and other valued qualities embodied by the individual. By way of example, we would have different expectations about the performance level of an executive with three years of experience in our industry versus an executive in the same position with 15 years of experience, and would set the base salary level accordingly.

Our reference to individual responsibilities and performance expectations was not intended to convey that base salary adjustments were dependent on the achievement of specific performance measures, targets or other criteria (whether objective or subjective) that are capable of being pre-defined, pre-established and/or communicated to the named executive officer.

Accordingly, we do not believe the individual responsibilities and performance expectations are predefined and communicated to the named executive officers as contemplated by your Comment #3. We therefore do not believe that a discussion of the level of achievement of each named executive officer’s individual responsibilities and expectations is required and respectfully submit that no additional disclosure be required.

With respect to a named executive officer’s achievement of the other factors listed on page 9 (competitive market data, the scope of the individual’s position and our ability to replace a named executive officer), the Compensation Committee does not view these factors as metrics to be measured in evaluating a named executive officer’s achievements for the year. Instead, as explained above with respect to the term “performance expectations,” the Compensation Committee views these as factors to be considered in setting base salary that are effectively outside of the control of the named executive officer. As a result, we respectively submit that we should not be required at this time to include in our Compensation Discussion and Analysis a discussion of the named executive officer’s level of achievement of these factors or how such achievement affected the named executive officer’s base salary. However, to the extent that any of these factors play a material role in the Compensation Committee’s decision when establishing the base salaries of our named executive officers in 2009, we confirm that this would be discussed in the Compensation Discussion and Analysis section.

Bonuses, page 10

4.	We note your statement on page 10 that the company’s performance versus peer companies and the attainment of strategic objectives are two of the financial metrics evaluated by the compensation committee in making bonus determinations. Please provide draft disclosure to be included in your next Compensation Discussion and Analysis section disclosing each of the strategic objectives considered and confirm that you will discuss the level of achievement of each of these strategic objectives as well as the company’s performance versus peer companies in your next Compensation Discussion and Analysis section.

Please find below draft disclosure proposed for inclusion in our Compensation Discussion and Analysis pertaining to the 2009 fiscal year. To the extent the Compensation Committee’s process differs from the draft language below, the disclosure will be revised accordingly. We confirm that the disclosure will discuss the level of achievement of each of our performance measures and objectives, including our performance versus peers and our attainment of strategic objectives.

Draft Disclosure:

Strategic Objectives

For Strategic Objectives, we measure our progress against the goals established at the beginning of the year as well as our performance with respect to opportunities that presented themselves throughout the year. We do not evaluate Strategic Objective results using any specific formula and, due to the complexity and long-term nature inherent in many of these goals, we do not assign any particular weight to any Strategic Objective. Assessing performance results for these goals is a subjective exercise conducted by the Compensation Committee. For 2009, our Strategic Objectives and results were:

2009 Strategic Objectives	2009 Progress

Increase long term shareholder wealth.

We view measures of shareholder wealth to include items such as growth in book value per share and stock price. These objectives may be achieved through organic profitability, expanding the Company’s footprint either geographically or through additional platforms, merger and acquisition and capital markets activity and/or private equity infusions.

• [bullet point narrative envisioned]

Maintain financial strength ratings.	•

Increase brand recognition across our broker and client bases.	•

Based on 2009 progress, the Compensation Committee assigned an aggregate score of [x] on a scale of one (1) to ten (10), with ten representing the highest level of performance.

Relative Performance Measures

For the relative performance measures (Operating ROE, Combined Ratio, Expense Ratio, and Stock Price), we assess performance on a percentile rank basis relative to our peer companies as noted below. For each peer company and for each measure, we determine or estimate results from publicly available sources and then calculate the percentile into which our results fall. This is a formulaic exercise, with the only discretion or subjective element being the estimation of certain peer results if final results cannot be determined in time for our Compensation Committee’s review.

In 2009, the peer company group identified by our Compensation Committee consisted of Allied World Assurance Company, Ltd, Arch Capital Group Ltd., Aspen Insurance Holdings Limited, AXIS Capital Holdings Limited, Endurance Specialty Holdings Ltd., Everest Re Group, Ltd., Montpelier Re Holdings Ltd., Platinum Underwriters Holdings, Ltd., Transatlantic Holdings, Inc. and Validus Holdings, Ltd. These companies were selected because of their similarities to us, in the aggregate, with respect to lines of business, organizational size and operational history.

For 2009, our performance relative to our peers was as follows:

Performance Level	Performance Results
	Operating ROE	Combined Ratio	Expense Ratio	Stock Price
2009 Percentile Rank Among Peers[1]

[1]

Reflects final results used for purposes of the bonus plan. Since bonus pool decisions are made prior to the finalization of year-end results, these results include estimates. The Company uses the most current information it has at the time bonus decisions are made to determine estimated results.

In order to provide context for your review, we have included as Annex A a draft of the bonus section for the Compensation Discussion and Analysis which includes the draft disclosure above.

5.	Please confirm that you will disclose the “company score” and “available pool” in your next Compensation Discussion and Analysis section pertaining to the 2009 fiscal year.

We confirm we will disclose the company score and the available pool for bonus awards in our Compensation Discussion and Analysis for the 2009 fiscal year.

Departmental Performance. Page 10

6.	Please provide draft disclosure to be included in your next Compensation Discussion and Analysis section disclosing each of the department-level goals and objectives which affect the allocation of the bonus pool across departments. Also, please confirm that you will discuss in your next Compensation Discussion and Analysis section the level of achievement of each of the objectives and how such achievement affected the available pool for bonus awards to all employees and the specific bonuses awarded to each named executive officer.

Please find below draft disclosure proposed for inclusion in our Compensation Discussion and Analysis pertaining to the 2009 fiscal year. To the extent the Compensation Committee’s process differs from the draft language below, the disclosure will be revised accordingly. We confirm that the disclosure will discuss the level of achievement of department performance measures and objectives.

With respect to the draft disclosure below, please note that the term “operating segment” goals and objectives has the same meaning as “departmental-level” goals and objectives in this context.

Draft Disclosure:

Allocation of Bonus Pool to Operating Segments and Corporate

After the overall bonus pool has been determined, it is allocated amongst our operating segments based on their contribution to the overall results of the Company, creating sub-pools for our operating segments and corporate departments. The process of allocating the pool to the operating segments and to corporate departments is a subjective exercise conducted by our CEO and certain members of his leadership team. Factors considered for determining sub pools primarily relate to the assessment of the relative contributions of each operating segment and to our overall results. In 2009, these factors were (1) the ratio of operating segment results to overall Company results, (2) anticipated actual operating segment results compared to budget/plan, and (3) contribution toward Strategic Objectives results. Additionally,

•

Underwriting performance is assessed based on return on utilized capital, Combined Ratio, as well as management of Expense Ratios. Return on utilized capital and Combined Ratio performance is assessed on a rolling three-year performance basis, in addition to current-year results.

•

For corporate departments and other non-underwriting departments, performance is assessed based on the extent to which they contributed to the achievements of the goals of the underwriting departments and the Company’s overall performance. This is a subjective analysis since corporate performance is more difficult to quantify.

In order to provide context for your review, we have included as Annex A a draft of the bonus section for the Compensation Discussion and Analysis which includes the draft disclosure above.

Individual Performance. Page 11

7.	We note your statement on page 11 that named executive officers’ individual performance is assessed based on certain key corporate goals, including each NEO’s “personal contribution to short-term and long-term business results” and the “successful execution of key strategic objectives.” Please provide draft disclosure to be included in your next Compensation Discussion and Analysis section disclosing each of the named executive officer’s key strategic objectives and confirm that you will discuss the level of achievement of each and how such achievement affected compensation awarded. Also, please include a discussion of how the committee evaluates each named executive officer’s “personal contribution to short-term and long-term business results.”

Please find below draft disclosure proposed for inclusion in our Compensation Discussion and Analysis pertaining to the 2009 fiscal year. To the extent the Compensation Committee’s process differs from the draft language below, the disclosure will be revised accordingly. We confirm that the disclosure will discuss the level of achievement of individual performance measures and objectives.

Draft Disclosure:

Individual Performance Assessment

Once the bonus pool has been allocated to each of the operating segments, individual awards are determined based on departmental and/or individual performance results. This is a subjective exercise conducted by operating segment management. For our CEO, this assessment is made by the Compensation Committee, and for our other named executive officers, this assessment is made by our CEO and presented to the Compensation Committee for approval. This is a subjective process taking into consideration measurable financial results, amongst other factors.

Individual performance assessment of our named executive officers includes but is not limited to identifying and rewarding those personal qualities and characteristics relevant to the individual’s job performance and key corporate goals, including (i) personal contribution to short-term and long-term business results, (ii) successful execution of key Strategic Objectives, (iii) demonstrated leadership capability, (iv) demonstrated application of relevant technical expertise, (v) ethical conduct and (vi) regulatory compliance. These factors, while considered in their totality by our Compensation Committee, are not assigned a particular weight during the evaluation process. Our Compensation Committee meets regularly with management to review the progress and individual contributions of our named executive officers towards these goals and objectives. Final performance evaluations are determined by the Compensation Committee after consideration of the performance assessments and recommendations made by our CEO with respect to the other named executive officers.

For our named executive officers, the following individual performance results were considered by the Compensation Committee in connection with the determination of 2009 bonus payments:

Named Executive Officer	Individual Performance Factors Considered for Determining Final Bonus Amount
• [bullet point narrative, including segment ROE, CR, ER targets vs. results as applicable] •
•
•
•
•

In order to provide context for your review, we have included as Annex A a draft of the bonus section for the Compensation Discussion and Analysis which includes the draft disclosure above.

Certain Relationships and Related Transactions. Page 44

8.	Please file as an exhibit the insurance management agreement pursuant to which the company received $800,000 in fees from Grand Central Re in the year ended December 31, 2008.

Our response was provided on December 23, 2009, via letter submitted via EDGAR.

*    *    *    *

In addition, we confirm that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (441) 294-2251 with any questions or comments regarding any of the foregoing.

Very truly yours,

/s/ Joseph W. Roberts
Joseph W. Roberts
Executive Vice President
Chief Financial Officer

Annex A

Provided below is a draft of the disclosure we expect to include in our next Compensation Discussion and Analysis related to the determination of bonus payments with respect to 2009 performance. To the extent the Compensation Committee’s process differs from the draft language below, the disclosure will be revised accordingly.

Performance Metrics and Weights

The Company’s overall bonus pool is determined in part on a matrix of performance measures that include absolute financial performance, performance in relation to our peer companies, and performance with respect to certain strategic objectives. In addition to these determinants, the Compensation Committee applies its business judgment taking into account the current macro-economic environment, industry-specific trends and any extraordinary events faced by the Company during the year. For 2009, the performance measures and corresponding weight assigned to each are as follows:

Performance Metric	Description	Rationale	Weight
			Absolute Measure	Relative to Peers	Overall
Operating Return on Equity (ROE)	After tax operating income divided by average shareholder’s equity.	Significant barometer of our overall financial performance. It measures the return we produce on shareholder investment and the efficiency of capital deployment.	25%	25%	50%

Combined Ratio	Ratio of losses and expenses against net premiums earned.	Key measure of our underwriting performance and a common benchmark for comparing performance to peer companies.	10%	10%	20%

Expense Ratio	Ratio of expenses to net premiums earned.	Provides a measure of the efficiency of our operations.	5%	5%	10%

Strategic Objectives	A series of corporate goals designed to increase shareholder value over time.	Measures progress towards important corporate initiatives that, over time, are intended to improve the superiority of our services, reputation and financial results.	15%	—	15%

Stock Price	Annual change in share price relative to a group of peer companies.	Measures the benefit to shareholders of holding our shares relative to that of peer companies.	—	5%	5%

Total			55%	45%	100%

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Absolute Performance Measures

For the absolute performance measures that are based on a financial metric (Operating ROE, Combined Ratio and Expense Ratio, as defined above), we assess performance against pre-determined objectives. For Strategic Objectives, we assess performance against pre-determined objectives in addition to performance with respect to opportunities and unplanned business initiatives that present themselves throughout the year:

•

The financial metrics for Operating ROE, Combined Ratio, and Expense Ratio are measured relative to budgeted performance. We use budgeted performance expectations to create a range of potential performance outcomes that deliver corresponding levels of bonus pool funding (see table below).

Performance Level	2009 Budgeted Financial Metrics and Results
	Operating ROE	Combined Ratio	Expense Ratio
Maximum Performance[1]	22%	81.0%	30.5%
Target Performance	14%	91.0%	31.9%
Threshold Performance[2]	3%	107.0%	34.3%
2009 Estimated Result[3]

[1]	Performance results above “Maximum” will not increase bonus pool funding
[2]	Performance results must be at “Threshold” levels or higher to contribute funding to the bonus pool
3.

Reflects final results used for purposes of the bonus plan. Since bonus pool decisions are made prior to the finalization of year-end results, these results include estimates. The Company uses the most current information it has at the time bonus decisions are made to determine estimated results.

•

For Strategic Objectives, we measure our progress against the goals established at the beginning of the year as well as our performance with respect to opportunities that presented themselves throughout the year. We do not evaluate Strategic Objective results using any specific formula and, due to the complexity and long-term nature inherent in many of these goals, we do not assign any particular weight to any Strategic Objective. Assessing performance results for these goals is a subjective exercise conducted by the Compensation Committee. For 2009, our Strategic Objectives and results were:

2009 Strategic Objectives	2009 Progress

Increase long term shareholder wealth.

We view measures of shareholder wealth to include items such as growth in book value per share and stock price. These objectives may be achieved through organic profitability, expanding the Company’s footprint either geographically or through additional platforms, merger and acquisition and capital markets activity and/or private equity infusions.

• [bullet point narrative envisioned]

Maintain financial strength ratings.	•

Increase brand recognition across our broker and client bases.	•

Page | 2

Based on 2009 progress, the Compensation Committee assigned an aggregate score of [x] on a scale of one (1) to ten (10), with ten representing the highest level of performance.

Relative Performance Measures

For the relative performance measures (Operating ROE, Combined Ratio, Expense Ratio, and Stock Price), we assess performance on a percentile rank basis relative to our peer companies as noted below. For each peer company and for each measure, we determine or estimate results from publicly available sources and then calculate the percentile into which our results fall. This is a formulaic exercise, with the only discretion or subjective element being the estimation of certain peer results if final results cannot be determined in time for our Compensation Committee’s review.

In 2009, the peer company group identified by our Compensation Committee consisted of Allied World Assurance Company, Ltd, Arch Capital Group Ltd., Aspen Insurance Holdings Limited, AXIS Capital Holdings Limited, Endurance Specialty Holdings Ltd., Everest Re Group, Ltd., Montpelier Re Holdings Ltd., Platinum Underwriters Holdings, Ltd., Transatlantic Holdings, Inc. and Validus Holdings, Ltd. These companies were selected because of their similarities to us, in the aggregate, with respect to lines of business, organizational size and operational history.

For 2009, our performance relative to our peers was as follows:

Performance Level	Performance Results
	Operating ROE	Combined Ratio	Expense Ratio	Stock Price
2009 Percentile Rank Among Peers[1]

[1]

Reflects final results used for purposes of the bonus plan. Since bonus pool decisions are made prior to the finalization of year-end results, these results include estimates. The Company uses the most current information it has at the time bonus decisions are made to determine estimated results.

Determining Final Bonus Pool Results

For each performance measure, we denominate performance results on a scale of one (1) to ten (10), with “one” representing the minimum performance level required to create threshold bonus pool funding and “ten” representing the performance required to create maximum bonus pool funding. Results below threshold are assigned a score of “zero” and do not contribute to bonus pool funding. For the absolute performance measures that are based on a financial metric, we establish performance goals across this ten point scale based on the threshold, target, and maximum goals determined during the budgeting process. Strategic Objectives, on the other

Page | 3

hand, are assigned ranking on the ten point scale based on the subjective determination of the Compensation Committee. Our 2009 absolute performance result rankings were as follows:

Performance Rank (ten point scale)	Absolute Performance Measures (total weight = 55%)
	Operating ROE Score (25% Weight)	Combined Ratio Score (10% Weight)	Expense Ratio Score (5% Weight)	Strategic Objectives Score (15% Weight)
Maximum	10	10	10	10
Target	6	6	6	6
Threshold	1	1	1	1
2009 Actual Results (55% weight)

For the relative performance measures, the ten-point scale correlates to our percentile rank relative to our peer group. For example, a rank of 50th percentile would result in a rating of 5.0 on this scale. Our 2009 relative performance result rankings were as follows:

Performance Rank (ten point scale)	Relative Performance Measures (total weight = 45%)
	Operating ROE Score (25% Weight)	Combined Ratio Score (10% Weight)	Expense Ratio Score (5% Weight)	Stock Price Score (5% Weight)
Maximum	10	10	10	10
Target	6	6	6	6
Threshold	1	1	1	1
2009 Actual Results (45% weight)

The final performance result on the ten-point scale is simply the weighted average of the absolute and relative performance component results. For 2009, the Company’s total score on the ten-point scale was [xx.x]. Our annual incentive pool is determined through the aggregation of annual target bonuses for all of the employees eligible to receive an annual incentive award multiplied by the performance result percentage of target. Target incentive bonuses are reflected as a percentage of base salary and can range from 10 to 300% of base salary. The aggregation of these amounts establishes an initial bonus pool. At this juncture, our Compensation Committee employs its business judgment taking into account both positive and negative extraordinary items as well as its evaluation of competitive pressures facing the Company. Based on this process, the final bonus pool for 2009 was [$        ], with $         M for cash bonuses and $         M for shares of restricted stock valued based on the closing share price on the grant date of March 1, 2010; approximately a mix of [x]% cash and [x]% stock.

Allocation of Bonus Pool to Operating Segments and Corporate

After the overall bonus pool has been determined, it is allocated amongst our operating segments based on their contribution to the overall results of the Company, creating sub-pools for our operating segments and corporate departments. The process of allocating the pool to the

Page | 4

operating segments and to corporate departments is a subjective exercise conducted by our CEO and certain members of his leadership team. Factors considered for determining sub pools primarily relate to the assessment of the relative contributions of each operating segment and to our overall results. In 2009, these factors were (1) the ratio of operating segment results to overall Company results, (2) anticipated actual operating segment results compared to budget/plan, and (3) contribution toward Strategic Objectives results. Additionally,

•

Underwriting performance is assessed based on return on utilized capital, Combined Ratio, as well as management of Expense Ratios. Return on utilized capital and Combined Ratio performance is assessed on a rolling three-year performance basis, in addition to current-year results.

•

For corporate departments and other non-underwriting departments, performance is assessed based on the extent to which they contributed to the achievements of the goals of the underwriting departments and the Company’s overall performance. This is a subjective analysis since corporate performance is more difficult to quantify.

Individual Performance Assessment

Once the bonus pool has been allocated to each of the operating segments, individual awards are determined based on departmental and/or individual performance results. This is a subjective exercise conducted by operating segment management. For our CEO, this assessment is made by the Compensation Committee, and for our other named executive officers, this assessment is made by our CEO and presented to the Compensation Committee for approval. This is a subjective process taking into consideration measurable financial results, amongst other factors.

Individual performance assessment of our named executive officers includes but is not limited to identifying and rewarding those personal qualities and characteristics relevant to the individual’s job performance and key corporate goals, including (i) personal contribution to short-term and long-term business results, (ii) successful execution of key Strategic Objectives, (iii) demonstrated leadership capability, (iv) demonstrated application of relevant technical expertise, (v) ethical conduct and (vi) regulatory compliance. These factors, while considered in their totality by our Compensation Committee, are not assigned a particular weight during the evaluation process. Our Compensation Committee meets regularly with management to review the progress and individual contributions of our named executive officers towards these goals and objectives. Final performance evaluations are determined by the Compensation Committee after consideration of the performance assessments and recommendations made by our CEO with respect to the other named executive officers.

For our named executive officers, the following individual performance results were considered by the Compensation Committee in connection with the determination of 2009 bonus payments:

Named Executive Officer	Individual Performance Factors Considered for Determining Final Bonus Amount
• [bullet point narrative, including segment ROE, CR, ER targets vs. results as applicable] •

•

•

•

•

Page | 5

Final Allocation of Bonuses to Named Executive Officers

Based on the Company’s 2009 performance and the assessment of individual performance towards such performance, the 2009 bonus payments for our named executive officers were as follows:

2009 Bonuses for Named Executive Officers
Named Executive Officer	Target Bonus Amount $	Final Award
		% of Salary	$

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